Exhibit 99.1

NXT Energy Solutions Reports Earnings of $2.6 million in Q1 2014

CALGARY, ALBERTA, May 22, 2014 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; OTC:NSFDF) advises that its interim financial and operating results for the three month quarter ended March 31, 2014 (“Q1-2014”) have been filed in Canada on SEDAR at www.sedar.com, and will be available in the USA on EDGAR at www.sec.gov/edgar, and on NXT’s website at www.nxtenergy.com.  All selected and referenced financial information noted below should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related management’s discussion and analysis (“MD&A”) for Q1-2014.

Highlights

•	Revenues of $3.9 million
•	Net earnings of $2.6 million or $0.06 per share
•	Current strong financial position, with cash of ~$8 million

George Liszicasz, President and CEO of NXT, noted “We are very pleased with our Q1-2014 results, which generated very profitable operations, and has put us in one of the strongest working capital positions in our history.  With an existing G&A “burn-rate” of roughly $4 million per year, we have a solid foundation to continue to advance numerous new project opportunities which we have been pursuing in South and Central America, the USA, and the Pakistan / South Asia region.  Dealing with National Oil Companies and other exploration companies can be a long process, but we feel that our ongoing patience and perseverance will soon be rewarded.”

NXT intends to host a conference call to discuss Q1-2014 and other developments in the next 2 weeks, and will advise of the details as soon as scheduling permits.

Highlights of unaudited interim Financial Results

Highlights of NXT’s Q1-2014 interim consolidated financial statements, with comparative figures for the three month period ended March 31, 2013 (“Q1-2013”) are as follows:

(unaudited - all in Canadian $)	Q1-2014	Q1-2013
Survey revenues	$3,913,367	2,684,095
Survey expenses	333,188	1,542,248
General & administrative expenses	947,528	931,650
Amortization and other expenses, net	4,118	18,230
Increase (decrease) in fair value of US$ Warrants	42,800	(172,000)
	1,327,634	2,320,128
Income before income taxes	2,585,733	363,967
Income tax expense	-	399,546
Income (loss) for the period	2,585,733	(35,579)
Income (loss) per common share - Basic	0.06	(0.00)
Income (loss) per common share - Fully diluted	0.05	(0.00)
# of common shares outstanding as at end of the period	44,693,843	39,554,959
Weighted average # of common shares outstanding for the period	43,100,789	41,554,959

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	2,585,733	(35,579)
Add back non-cash items, net	188,729	(51,556)
	2,774,462	(87,135)
Net change in non-cash working capital balances	(3,807,608)	(776,265)
Net cash (used in) operating activities	(1,033,146)	(863,400)
Financing activities	2,828,416	-
Investing activities	(1,009,685)	(1,804,516)
Net cash inflow (outflow)	785,585	(2,667,916)
Cash and cash equivalents, beginning of the period	3,319,627	5,052,594
Cash and cash equivalents, end of the period	4,105,212	2,384,678
Cash and cash equivalents	4,105,212	2,384,678
Short-term investments	3,457,010	1,955,000
Total cash and short-term investments	7,562,222	4,339,678

NXT is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2013 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:

Greg Leavens V-P Finance & CFO NXT Energy Solutions Inc. (403) 206-0805 www.nxtenergy.com	George Liszicasz President & CEO NXT Energy Solutions Inc. (403) 206-0800

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

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